Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

Susan Gault-Brown
Sgault-brown@stradley.com
202-507-5171

January 3, 2024

Filed via EDGAR

Mr. Bernard Nolan, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Registration Statement for Figure Certificate Company on Form S-1 (“Registration Statement”) (File No. 377-06683)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), below is a response to the first oral comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on December 20, 2023, with regard to both the Company’s Registration Statement, as submitted on October 24, 2023 to register Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”) to be offered by the Company, and the Company’s responses to the Staff’s prior comments set forth in the Company’s comment response letters, submitted on October 24, 2023 (the “October Comments”) and December 7, 2023 (the “December Comments,” and together with the October Comments, the “Prior Comments”).  Responses to the Staff’s additional oral comments will be provided in a subsequent letter.

The Staff’s first oral comment is summarized below, followed by the Company’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

1.
Comment: In the response to the December Comments, you explained that Figure Technologies proposes to transfer all or significantly all of its Hash to an unaffiliated entity and to no longer serve as validator to the Provenance Blockchain. Please provide further information related to this proposal, including the identity of the unidentified, unaffiliated party. Please also provide an analysis under Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder regarding the proposed transfer of Hash to the unaffiliated party and, if relevant, how the proposed transfer affects the SEC staff’s belief that certain potential benefits to Figure Technologies from the use by the Company of the Provenance Blockchain would result in a conclusion that Figure Technologies, Inc.’ decision to choose the Provenance Blockchain for Company transactions constitutes a joint transaction.

Response:  On or before January 15, 2024, Figure Technologies, Inc. (“FTI”) intends to commence a corporate restructure pursuant to which all of FTI’s Hash will be transferred to an entity unaffiliated with the Company.  FTI will be replaced at the top of the corporate structure by three separate companies:  Figure Technology Solutions, Inc. (“FTS”), Figure Assets LLC (“FA”), and Figure Markets Inc. (“FMI”).  FTS will be the holding company for Figure’s lending business. FA will hold all of the Hash currently owned by FTI. FMI will be the holding company for a number of FTI’s businesses, including the Company, Figure Investment Advisors, LLC, Figure Securities, Inc., and Figure Equity Solutions, Inc.

After its separation of FTI, FTS intends to go public (it has confidentially filed its Form S-1 with the Commission on December 22, 2023) and will be owned by its shareholders, including Mike Cagney, the current CEO of FTI, whose ownership is expected to be less than 19% following FTS’ IPO.

FA will be owned by its shareholders, including Ribbit Management Company, LLC (“Ribbit Capital”), and will be governed by a board of directors comprised of one director, a representative of Ribbit Capital.  Mike Cagney will not own any interests in FA.

FMI will be owned by its existing shareholders (40%), new shareholders (20%), and its employee pool (40%).  Of these amounts, Mike Cagney’s ownership of FMI will amount to approximately 25% and Ribbit Capital will own 3.2%.

FTI will be converted into a limited liability company called Figure Technologies, LLC (“FT LLC”) and will become a subsidiary of FMI.

Due to the above-described restructure, the only of the above entities that will hold Hash and act as a validator for the Provenance Blockchain will be FA, which will be unaffiliated with FMI, the ultimate parent of the Company, and the Company.  Because of this, the Company’s decision to use of the Provenance Blockchain for the issuance and transfer of the Certificates – and any impact such decision and any ensuring transactions may have on the price of Hash – will not constitute a joint transaction involving the Company and any of its affiliates within the meaning of Section 17(d) and Rule 17d-1 thereunder. None of the Company’s affiliates will hold Hash that would allow them to benefit from the use of the Company’s assets on the

Provenance Blockchain.

* * * *           *

Please do not hesitate to contact me at (202) 507-5171 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown